November 6, 2024

Mr. George Sobek
Chairman and Chief Executive Officer
VISION SENSING ACQUISITION CORP.
78 SW 7th Street
Suite 500
Miami, FL 33130

       Re: VISION SENSING ACQUISITION CORP.
           Form 10-K for the Year Ended December 31, 2023
           Filed May 1, 2024
           File No. 001-40983
Dear Mr. George Sobek:

        We issued comments on the above captioned filing on August 16, 2024. On October
16, 2024 we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction